Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS REACHES AGREEMENT TO SELL
PILING BUSINESS AND ANNOUNCES FISCAL YEAR 2013 RESULTS

Edmonton, Alberta, June 10, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced it has reached an agreement to sell its Piling businesses and announced its financial results for the year and three months ended March 31, 2013.

The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars.

Divestiture of Piling Related Assets and Liabilities

As part of its strategic initiative to improve operational focus, capital efficiency and financial strength, NAEP has reached an agreement with Keller Group plc (the “purchaser”) to sell all piling-related assets and liabilities and exit the piling, foundation, pipeline anchor and tank services businesses.  Under the terms of the agreement, NAEP will receive cash consideration of approximately $227.5 million less approximately $5.0 million for capital lease adjustments upon closing, plus or minus customary working capital adjustments, and up to $92.5 million in proceeds over the following three years, contingent on the purchaser achieving prescribed profit targets from the businesses sold.  Net proceeds at closing, after also adjusting for transaction costs, are expected to be about $210 million.  Upon closing, a portion of the net proceeds will be used to repay the outstanding balance of the Term A Facility which, at March 31, 2013, was $17.2 million.

“This sale is consistent with the broad strategy that I set out upon joining the company last year,” said Martin Ferron, NAEP President and CEO.  “The proceeds from the transaction will enable us to pay down a significant portion of our debt, providing a strong financial footing.  Then moving forward as a pure play heavy construction and mining contractor, we will be entirely focused on our core business allowing us to extend further the productivity and cost efficiency progress we have already made, with the aim of delivering superior value to our clients and shareholders.  We believe that our improved financial strength and capacity will be a competitive advantage as we continue to compete for heavy civil contracts on oil sands, resource mining and other industrial construction projects across Canada.”

The contingent consideration of $92.5 million includes $57.5 million based on the purchaser generating annual Consolidated EBITDA in excess of $30.0 million for each of the years ended June 30, 2014 and June 30, 2015, with the full $57.5 million payable upon reaching $45.0 million of Consolidated EBITDA for each of those years.  The upper end of this range is comparable to the Consolidated EBITDA achieved with the assets in fiscal 2013.  The remaining $35.0 million of contingent consideration is available to NAEP based on the purchaser generating cumulative Consolidated EBITDA in excess of $135.0 million over the three-year period ended June 30, 2016, with the full $35.0 million payable upon the purchaser generating three-year cumulative Consolidated EBITDA of $205.0 million1.  NAEP expects that the purchaser will continue to grow the business during the three-year period resulting in the payment of some or all of the contingent proceeds.

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1 For further information on transaction pricing, see “Piling Asset Sale Payment Terms” at the end of this release.

NEWS RELEASE

These contingent proceeds will be recognized as the Consolidated EBITDA targets are achieved. NAEP has retained the right to verify the annual Consolidated EBITDA reported by the purchaser during the period for which the contingent proceeds are being calculated.  The transaction, which is conditional upon approval from the majority of the purchaser’s shareholders and certain anti-trust approvals, is expected to close in the second quarter of fiscal 2014.

Included in the sale is all piling-related:
  property, plant and equipment
  intangible assets
  working capital (subject to a customary closing adjustment and excluding the outstanding accounts receivable and unbilled revenue on a certain customer contract); and
  capital and operating lease commitments.
The Company expects to recognize a gain from the sale of assets, net of an approximate $33 million reduction in goodwill related to the Piling businesses. Raymond James acted as NAEP’s financial advisor in the sale of the piling-related assets.

For all periods presented, Piling financial results are now reported as "Income (loss) from discontinued operations, net of tax" in the Consolidated Statements of Operations and Comprehensive Loss and "Cash provided by (used in) discontinued operations" in the Consolidated Statements of Cash Flows. Prior to the sale, activity in the Piling business was reported as part of the Commercial and Industrial Construction segment.

Highlights of the Year Ended March 31, 2013

  The Company achieved $78.3 million in Consolidated EBITDA  compared to $57 million in the previous year.
  The Company achieved 6.2% gross profit margin compared to 4.8% in the prior year.
  Since March, 31 2012, NAEP reduced total debt (excluding the revolving facility) by $65.3 million through term facility repayments and refinancing of certain operating leases.
  The Company reached an agreement to sell its Pipeline-related assets for total cash consideration of $16.3 million of which $15.4 million was applied against its term facility.
  NAEP was awarded a five-year master services contract for the provision of civil mine support services at the Kearl mine near Fort McMurray, Alberta.
  On October 1, 2012, the Company announced that it had entered into an amended and restated credit agreement with its syndicate of lenders. The amendment extends the maturity date of the existing credit agreement by one year to October 31, 2014, while also temporarily easing Consolidated EBITDA-related covenant requirements within the agreement.
  During the year, NAEP negotiated the refinancing of $41.6 million in heavy equipment operating leases, now classified as capital leases. The expected first-year impact of the refinancing is a $20.9 million benefit to Consolidated EBITDA and a $4.6 million cash benefit from a net reduction in annual lease payments.

NEWS RELEASE

Consolidated Financial Highlights

As result of the divestiture of its Pipeline business and the potential sale of the Piling business, the Company is presenting its results from continuing operations, which exclude the current and prior year results of its pipeline and piling related operations.  The results for the discontinued pipeline and piling related operations are reported under "Results from discontinued operations".

Three months ended	Year ended
March 31,	March 31,
(amounts in thousands, except per share amounts)	2013	2012	2013	2012	2011	3
Revenue	$130,281	$181,094	$544,609	$670,720	$667,037
Gross profit (loss)	$8,946	$(901)	$33,877	$32,007	$44,452
Gross profit margin	6.9%	(0.5)%	6.2%	4.8%	6.7%
General and administrative expenses (excluding stock-based compensation)	10,122	11,713	40,457	43,596	40,569
Stock-based compensation expense	2,410	(679)	$3,619	(2,263)	8,156
Operating loss	$(6,489)	$(13,601)	$(16,023)	$(14,802)	$(11,916)
Operating margin	(5.0)%	(7.5)%	(2.9)%	(2.2)%	(1.8)%
Net loss from continuing operations	$(9,226)	$(13,413)	$(28,309)	$(25,383)	$(29,726)
Net income (loss) from discontinued operations	4,559	(3,464)	26,846	4,221	(4,924)
Net loss	$(4,667)	$(16,877)	$(1,463)	$(21,162)	$(34,650)
Basic per share information (no dilutive effect):
Net loss from continuing operations	$(0.26)	$(0.37)	$(0.78)	$(0.70)	$(0.82)
Net income (loss) from discontinued operations	0.13	(0.10)	0.74	0.12	(0.14)
Net loss	$(0.13)	$(0.47)	$(0.04)	$(0.58)	$(0.96)
Consolidated EBITDA (1,2)	$18,003	$7,561	$78,260	$56,978	$84,101
Consolidated EBITDA from continuing operations	8,953	8,239	28,786	36,893	77,142
Consolidated EBITDA from discontinued operations	$9,050	$(678)	$49,474	$20,085	$6,959
Capital spending	$8,273	$28,945	$37,720	$53,002	$37,344

1.	Consolidated EBITDA for the three months ended March 31, 2013 includes the negative impact of a $1.3 million loss from discontinued Pipeline operations.
2.	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.
3.	Financial results for the year ended March 31, 2011 include a $42.5 million revenue writedown related to the Canadian Natural contract.

NEWS RELEASE

Results from continuing operations for the year ended March 31, 2013

For the year ended March 31, 2013, the Company reported consolidated revenue of $544.6 million, compared to $670.7 million during the same period last year.  The change in revenue primarily reflects a reduction in demand for heavy civil construction and mine support service activities performed at the Jackpine and Muskeg River mines.  Also contributing to the decrease was a reduction of earthworks activity at the Co-op refinery in Saskatchewan, reduced overburden volumes at the Millennium mine and reduced demand for tailings and environmental construction services in the oil sands.  The prior year also included earthworks performed at the Blackgold SAGD project.  Partially offsetting the decrease in activity at those sites was increased heavy civil construction activity at the Base Plant mine, increased site development activity at both the Joslyn mine and Dover SAGD site and the return of overburden removal activity to normal operating levels at the Horizon mine.

For the year ended March 31, 2013, gross profit increased to $33.9 million, from $32 million last year and gross profit margin increased to 6.2%, compared to 4.8% during the same period last year.  The improvement primarily reflects lower equipment maintenance costs and reduced equipment operating lease expense resulting from the refinancing of certain operating leases to capital leases and from the sale of certain operating leased assets to Canadian Natural. Also supporting improved gross profit margins was increased margin on overburden removal activity at the Horizon mine.  Partially offsetting the improvement were reduced operations support services revenue and an increase in lower-margin heavy civil construction activity.

For the year ended March 31, 2013, operating loss was $16.0 million, compared to an operating loss of $14.8 million during the year ended March 31, 2012. General and administrative (G&A) expense (excluding stock-based compensation) was $40.5 million for the year ended March 31, 2013, down from $43.6 million in the year ended March 31, 2012.  Current year G&A reflects the benefits from business restructuring activities initiated earlier this year, offset by a $2.8 million restructuring charge and a $3.6 million increase in short-term employee incentive costs. Current year short-term incentive costs were $1.8 million higher than in fiscal 2011. Stock-based compensation expense increased $5.9 million over fiscal 2012, resulting from an increase in the Company’s share price.

Results from continuing operations for the three months ended March 31, 2013

For the three months ended March 31, 2013, revenue was $130.3 million, $50.8 million lower than in the same period last year. The change primarily reflects a reduction in reclamation, heavy civil, and mine services activities at the Jackpine and Muskeg River mines.  Also contributing to the decrease was a reduction in site development activity at the Joslyn mine, the completion of structural steel construction on the Mt. Milligan Copper/Gold project and reduced demand for tailings and environmental services in the oil sands.  Prior year revenue also benefited from work performed at the BlackGold SAGD site.  Partially offsetting the decrease in activity was increased early works activity at the Quest CCS project and the commencement of mine services activity at the Kearl mine.

For the three months ended March 31, 2013, gross profit was $8.9 million, an increase of $9.8 million compared to the same period last year.  Gross margin increased to 6.9% compared to -0.5% for the three months ended March 31, 2012. The improvement in both gross profit and margin reflects the benefit of lower heavy equipment maintenance and operating lease costs.  Partially offsetting these improvements was the reduced demand for mine support and construction services across the oil sands.

NEWS RELEASE

For the three months ended March 31, 2013, operating loss was $6.5 million, compared to an operating loss of $13.6 million during the same period last year. G&A expense (excluding stock-based compensation) was $10.1 million for the three months ended March 31, 2013, down from $11.7 million in the same period last year, reflecting a $3.7 million increase in short-term employee incentive costs in the current period. Stock-based compensation expense increased by $3.1 million compared to fiscal 2012, reflecting an increase in the Company’s share price.

Results from discontinued operations
	Three months ended		Year ended
	March 31,		March 31,
(amounts in thousands)	2013	2012	2013	2012	2011
Revenue	$43,988	$101,412	$272,360	$335,825	$191,011
Project costs	30,875	97,883	208,683	300,358	171,878
Operating lease expense	579	579	2,315	2,315	1,071
Depreciation	706	1,180	3,788	4,258	4,378
Gross profit	$11,828	$1,770	$57,574	$28,894	$13,684
General and administrative expenses	3,530	3,628	13,697	13,067	11,103
Amortization of intangibles	351	353	1,408	1,415	1,390
Loss (gain) on disposal of property, plant and equipment	63	—	(375)	—	—
Recovery of previously expensed tools, supplies and equipment parts	—	—	(1,095)	—	—
Gain on sale of inventory	(46)	—	(714)	—	—
Operating Income (loss)	$7,930	$(2,211)	$44,653	$14,412	$1,191
Interest expense	1,931	2,111	8,339	8,179	7,458
Income (loss) before income taxes	$5,999	$(4,322)	$36,314	$6,233	$(6,267)
Deferred income tax expense (benefit)	1,440	(858)	9,468	2,012	(1,343)
Net income (loss) from discontinued operations	$4,559	$(3,464)	$26,846	$4,221	$(4,924)

Revenue and gross profit

Revenue and gross profit from discontinued operations for the three months ended March 31, 2013 and 2012 includes activity from our pipeline, piling, foundation, pipeline anchor and tank services businesses.

Operating income

G&A recorded for discontinued piling and pipeline operations represent direct operations management, finance and facility costs for these businesses.

Outlook

Despite the continued uncertainty surrounding pending oil sands projects and construction spending levels in fiscal 2014, NAEP expects overall activity levels to remain steady and is well positioned to respond to changing market conditions and maintain profitability levels.

In the oil sands, NAEP anticipates an increase in operations support services to help offset a potential reduction in construction services resulting from continued project approval delays and cost control effort of their clients.  Operations support services revenues are expected to benefit from the ramp up at the Kearl site under the new five year agreement and comparable activity levels at supporting production efforts at Horizon, Base Mine and the Millennium and Steepbank Mines.  Construction services activities levels are more difficult to anticipate but the Company intends to pursue heavy civil contracts at both SAGD and new mining projects in the oil sands and with other major resource companies in Canada.

NEWS RELEASE

NAEP also expects to continue progressing toward their goal of delivering consistent financial and operating performance by focus on three key areas:

  Pursuing operational excellence in safety, productivity, and customer satisfaction;
  Strengthening of the balance sheet through further debt reduction, fleet rationalization, and cash-flow improvement; and
  Gaining first-on-site advantage on new oil sands and resource mining sites.
Going into fiscal 2014, the Company remains focused on managing its resources and costs towards improving profitability.

Change of Fiscal Year-End from March 31st to December 31st

On June 10, 2013, the Company’s Board of Directors approved changing NAEP’s fiscal year-end from March 31st to December 31st, beginning with the period ended December 31, 2013.  The Company is implementing the change with aim of improving transparency by aligning its reporting periods with its peers.  The change is expected to better facilitate comparisons of financial results with its peers and also improve communication with the market by allowing NAEP to participate in more year-end investor conferences in the Spring.  The Company intends to provide results for the two comparable prior-year periods when it begins reporting results for the new fiscal period ended December 31, 2013.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended March 31, 2013 tomorrow, Tuesday, June 11th at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through July 6, 2013 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 415702

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=171061

Piling Asset Sale Payment Terms

1.	$227.5 million cash paid at closing (less approximately $5 million in outstanding capital lease obligations, plus or minus customary working capital adjustments);

NEWS RELEASE

2.
A maximum of $30 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Consolidated EBITDA (“First Year Consolidated EBITDA”) of $45 million or more in the period from closing to June 30, 2014.  The amount payable will be $2 for every$1 that First Year Consolidated EBITDA is greater than $30 million (with the maximum payment of $30 million where First Year Consolidated EBITDA is $45 million or greater);

3.
A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Consolidated EBITDA (“Second Year Consolidated EBITDA”) of $45 million or more in the period from July 1, 2014 to June 30, 2015.  The amount payable will be $1.833 for every $1 that Second Year Consolidated EBITDA is greater than $30 million (with the maximum payment of $27.5 million where Second Year Consolidated EBITDA is $45 million or greater);

4.
Contingent consideration to a maximum of $35 million, equal to $0.5 for every $1 by which cumulative Consolidated EBITDA in the period from closing to June 30, 2016 exceeds $135 million (with the maximum payment of $35 million where Consolidated EBITDA is $205 million or greater), calculated and paid as follows:

a.	no later than September 30, 2014, the purchaser will pay the vendor an amount equal to $0.375 for every $1 by which First Year Consolidated EBITDA exceeds $45 million.

b.
no later than September 30, 2015, the purchaser will pay the vendor an amount equal to $0.375 for every  $1 by which the aggregate of First Year Consolidated EBITDA and Second Year Consolidated EBITDA exceeds $90 million, less any monies paid to the vendor under (a) above; and

c.
no later than September 30, 2016, the purchaser will pay the vendor an amount equal to $0.5 for every $1 by which the aggregate of First Year Consolidated EBITDA, Second Year Consolidated EBITDA and Consolidated EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135 million, less any monies paid to the vendor under (a) and (b) above.

Further details in regards to this contingent consideration and the risks associated with such consideration are discussed in NAEP's Management Discussion & Analysis for the year ended March 31, 2013.

Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined in our fourth amended and restated credit agreement, our "credit agreement").  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

NEWS RELEASE

Consolidated EBITDA

The body of generally accepted accounting principles applicable to us is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this release, the Company uses non-GAAP financial measures such as "net income before interest expense, income taxes, depreciation and amortization" (EBITDA) and "Consolidated EBITDA".

Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue write-down on the Canadian Natural overburden removal contract and certain other non-cash items included in the calculation of net income.

We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain both a minimum interest coverage ratio and a maximum senior leverage ratio and also identifies limits to our annual capital spend, all of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:
  reflect our cash expenditures or requirements for capital expenditures or capital commitments;
  reflect changes in our cash requirements for our working capital needs;
  reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
  include tax payments or recoveries that represent a reduction or increase in cash available to us; or
  reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.

Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

NEWS RELEASE

	Three Months Ended March 31,		Year Ended March 31,
(amounts in thousands)	2013	2012	2013	2012	2011
Net loss	$(9,226)	$(13,413)	$(28,309)	$(25,383)	$(29,726)
Adjustments:
Interest expense	5,892	5,690	23,743	22,146	22,533
Income tax benefit	(2,992)	(4,438)	(8,836)	(9,235)	(5,105)
Depreciation	12,138	19,781	37,722	44,642	35,062
Amortization of intangible assets	894	886	3,694	4,287	2,150
Unrealized gain on derivative financial instruments	(110)	(1,422)	(2,705)	(2,382)	(2,305)
Loss on disposal of property, plant and equipment	1,831	1,040	2,628	1,741	1,948
Loss (gain) on disposal of assets held for sale	178	(10)	98	(466)	825
Stock-based compensation expense	348	375	1,347	1,629	2,191
Equity in (earnings) loss of unconsolidated joint venture	—	(250)	(596)	(86)	2,720
Loss on debt extinguishment	—	—	—	—	4,324
Revenue writedown on Canadian Natural project	—	—	—	—	42,525
Consolidated EBITDA for continuing operations	$8,953	$8,239	$28,786	$36,893	$77,142
Consolidated EBITDA for discontinued operations	9,050	(678)	49,474	20,085	6,959
Consolidated EBITDA	$18,003	$7,561	$78,260	$56,978	$84,101

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP's Management Discussion & Analysis for the year ended March 31, 2013. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management's views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

NEWS RELEASE

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of mining, heavy construction, industrial, and piling services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: ir@nacg.ca